Exhibit 99.2

ICLICK INTERACTIVE ASIA GROUP LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 22, 2021

NOTICE IS HEREBY GIVEN that the annual general meeting of iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) will be held on December 22, 2021 at 9:00 a.m. (Hong Kong time), or December 21, 2021 at 8:00 p.m. (New York time) at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

1.	To appoint and ratify the appointment of Mr. Tang Jian (whose resume is attached hereto in Exhibit A) as Chairman of the Board of Directors of the Company;

2.	To appoint and ratify the appointment of Mr. Kan Siu Lun (Philip Kan) (whose resume is attached hereto in Exhibit A) as an independent director of the Company; and

3.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on November 22, 2021 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American Depositary shares (the “ADS”), on the Record Date are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s Hong Kong office at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, by email to ir@i-click.com as soon as possible and in any event no later than 9:00 a.m., December 20, 2021 (Hong Kong time), or 8:00 p.m., December 19, 2021 (New York time).

Exhibit 99.2

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMORGAN CHASE BANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct JPMorgan Chase Bank, N.A., Hong Kong Branch, (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the deposited securities represented by the ADSs evidenced by such holder’s receipts as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it does not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, the Depositary has been provided with an opinion of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (a) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit and (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under Cayman Islands law. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

  BY ORDER OF THE BOARD OF DIRECTORS

/s/ Tang Jian

Tang Jian

                                                                                           Chairman

Date: November 22, 2021

Exhibit 99.2

Exhibit A

Resume of Candidate for Chairman of the Board of Directors

Mr. Tang Jian is our director, chief executive officer and co-founder and has served as our chief operating officer since January 2016 and our chief technology officer since November 2016. Mr. Tang has approximately 20 years of experience in digital advertising and is well-known in the area of advertising technologies and big data in China. Prior to joining us, Mr. Tang founded OptAim in 2012, which was later acquired by us in July 2015. Prior to founding OptAim, Mr. Tang was Tencent’s engineering director of Advertising Platform Department who helped initiate and develop Tencent’s programmatic ad exchange platform. Mr. Tang had also served key research and engineering and management roles at Yahoo’s global research and development center, Baidu and Microsoft Research from 2005 to 2011, where he led a number of major technical and research and development projects. Mr. Tang received his doctor’s degree in computer engineering from Tsinghua University. Mr. Tang was named by Campaign Asia as one of the leaders in its Digital A-List in 2016.

Resume of Candidate for Independent Director

Mr. Kan Siu Lun (Philip Kan) has served as our independent director since January 2021. Mr. Kan has extensive experience in management, finance, banking, capital market, information technology, risk management, corporate governance and corporate development. Mr. Kan has been the responsible officer, director and the senior management of several financial institutions regulated by SFC since 2003. Mr. Kan was the founder and a director of Galileo Capital Group Ltd (HKEX:8029) from July 2000 to October 2008, a boutique corporate finance house providing services in co-sponsoring IPOs, shares placement, M&A, assets management and financial advisory. Prior to founding Galileo Capital Group Ltd, Mr. Kan held senior positions in a number of prominent companies. Mr. Kan was the senior vice president for First Pacific Bank Limited, oversees the centralized banking services units (i.e. processing support units) and the Information Technology Division of the Bank. Prior to that, Mr. Kan was the manager of Systems & Operations at HSBC from 1987 to 1992. Mr. Kan also held various management positions at the AIG Finance (HK) Ltd, General Electric Co and Bank of America earlier in his career. Mr. Kan received his MBA degree from Henley Management College, Brunel University in the United Kingdom. Mr. Kan also held a Fellow Membership of the Chartered Institute of Management (FCIM) and the Institute of Management Services (FMS) in the United Kingdom. Mr. Kan is currently a member of the Disciplinary Panel of the Hong Kong Institute of Certified Public Accountants.